VIA EDGAR

January 15, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: James Giugliano

Dear Mr. Giugliano:

RE:	Western Copper and Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2017
Filed March 22, 2018
File No. 001-35075

This letter is submitted on behalf of Western Copper and Gold Corporation (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated December 20, 2018 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 40-F for the year ended December 31, 2017 which was filed on March 22, 2018.

For reference purposes, the text of the Comment Letter has been reproduced herein with our response below the comment. For your convenience, we have italicized the comment and have placed in boldface the heading of our response thereto. Unless otherwise noted, all figures are in U.S. Dollars (“$”)

Form 40-F for the Fiscal Year Ended December 31, 2017

1.	Certifications and Disclosures Regarding Controls and Procedures Attestation Report of the Registered Public Accounting Firm, page 3

You disclose that you have not included an attestation report due to “a transition period established by the Jumpstart Our Business Startups Act of 2012 and transition rules established by rules of the Commission for newly public companies.” Please clarify the provision of the JOBS Act upon which you have based your determination and provide an analysis as to how you qualify as well as the duration for which you expect to qualify under such provision.

Response:

We have not included an attestation report on internal control over financial reporting because during the fiscal year ended December 31, 2017 the Company qualified (and continues to qualify) as an ‘emerging growth company’ (“EGC”) pursuant to Section 2(a)(19) of the Securities Act of 1933, and is therefore not required to do so. An issuer is an EGC if it has total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year and, as of December 8, 2011, had not sold common equity securities under a registration statement filed under the Securities Act of 1933. The issuer remains an EGC until the earliest to occur of:

(A)	the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1.07 billion;
(B)

the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under the Securities Act of 1933;

(C)	the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or
(D)	the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in Rule 12b–2 of the Securities Exchange Act of 1934.

At no time prior to or during the fiscal year ended December 31, 2017, did the Company meet any of the above noted criteria. In particular:

(A)	the Company had $nil total annual revenues for the fiscal year ended December 31, 2017;
(B)	the Company has never sold common equity securities under a registration statement;
(C)	the Company has never issued non-convertible debt; and
(D)	the Company was not a ‘large accelerated filer’ for the fiscal year ended December 31, 2017, as measured on June 30, 2017.

Therefore, the Company was an EGC throughout 2017 and was not required to provide an auditor attestation of internal control over financial reporting under Sarbanes-Oxley Act Section 404(b). The Company expects to remain an EGC until it meets one of the criteria listed above.

Exhibit 99.3 – Audited Consolidated Financial Statements Independent Auditor’ s Report, page 4

2.

We note your auditor’s report opines on your financial statements in accordance with International Financial Reporting Standards. Please note that in order to omit a reconciliation to US GAAP, your financial statements must be prepared and audited in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Please confer with your auditor and confirm that your financial statements were prepared and audited in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Please also confirm that in your 2018 annual report you will obtain and file an audit report that reflects the full title as noted above.

Response:

We confirm that the Company’s financial statements for the fiscal year ended December 31, 2017 were prepared in accordance with IFRS as issued by the IASB. This fact is disclosed in note 2(a) – Statement of Compliance, and under item (c) on page 2 of the Form 40-F.

Our auditor has confirmed that their audit opinion relating to the fiscal year ended December 31, 2017 erroneously omitted the words “as issued by the IASB”, and that the audit opinion for the fiscal year ended December 31, 2018 will include the appropriate reference.

Should you have any questions or concerns regarding any matter noted above, please contact the undersigned.

Sincerely,

/s/ Julien François

Julien François
Chief Financial Officer
Western Copper and Gold Corporation